                                                                    EXHIBIT 99.2

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     TARC's directors and executive officers are as follows:

                NAME                                       POSITION                      AGE
                ----                                       --------                      ---
Donald B. Henderson..................  Director                                          46
Thomas B. McDade.....................  Director                                          73
John R. Stanley......................  Director, Chairman of the Board, President and    58
                                       Chief Executive Officer
Gary L. Karr.........................  Vice President of Refining                        48
R. Glenn McGinnis....................  Vice President of Manufacturing                   48
John R. Stanley, Jr..................  Vice President of Administration                  35
Ed Donahue...........................  Vice President and Secretary                      46

     Set forth below is a description of the backgrounds of the directors and executive officers of TARC.

     Donald B. Henderson has been a director of TARC and of TEC since July 1994. Mr. Henderson is a partner in the law firm of Blackburn & Henderson and is a director of Colonial Casualty Insurance Co. From 1972 to 1978, Mr. Henderson was a member of the Texas House of Representatives. Mr. Henderson was a member of the Texas Senate from 1982 through 1986. Mr. Henderson has been a director of TransAmerican from 1985 until his resignation in February 1995.

     Thomas B. McDade has been a director of TARC and of TEC since July 1994. He is also a director of TransTexas. Mr. McDade is primarily engaged in managing his personal investments and in providing consulting services in Houston, Texas. Mr. McDade served as a director of TransAmerican from 1985 until his resignation in February 1995. Prior to 1989, he served as a consultant to Texas Commerce Bancshares, Inc. and prior to July 1985 he served as Vice Chairman and Director of Texas Commerce Bancshares, Inc. and Vice Chairman and Advisory Director of Texas Commerce Bank. Mr. McDade is a former director and trustee of eleven registered investment companies for which John Hancock Funds serves as investment advisor in Boston, Massachusetts. Mr. McDade is a former director of Houston Industries, Inc. and Houston Lighting & Power Company. He is also a former member of the Board of Managers of the Harris County Hospital District and former Chairman of the State Securities Board of Texas.

     John R. Stanley has been a director and Chief Executive Officer of TARC since September 1987 and a director and Chief Executive Officer of TEC since July 1994. Mr. Stanley is the founder, Chairman of the Board, Chief Executive Officer, and sole stockholder of TNGC Holdings Corporation, which is the sole stockholder of TransAmerican. He has operated TransAmerican since 1958. Mr. Stanley is the father of John R. Stanley, Jr.

     Gary L. Karr has been the Vice President of Refining of TARC since January 1994 and served as Refinery Manager for approximately eight years prior thereto. Mr. Karr has been with TransAmerican or a subsidiary of TransAmerican since 1971 in various positions.

     R. Glenn McGinnis has been the Vice President of Manufacturing of TARC since July 1995. Prior to joining TARC, Mr. McGinnis held senior refining and supply positions in Canada with Imperial Oil Limited, an affiliate of Exxon Corporation. Mr. McGinnis was with Imperial Oil Limited for 23 years.

     John R. Stanley, Jr. has served as Vice President of Administration of TARC since October 1995. From May 1992 until October 1995, he served as Manager of Audit and Security for TARC. Mr. Stanley is the son of John R. Stanley.

     Edwin B. Donahue has served as Vice President and Secretary of TARC since February 1997. Mr. Donahue also serves as Vice President, Chief Financial Officer and Secretary of TransTexas and TTC and as Vice President and Secretary of TransAmerican and TEC. Mr. Donahue has been employed in various positions with TransAmerican for over 20 years.

COMMITTEES OF THE BOARD OF DIRECTORS

     TARC has an Audit Committee and a Compensation Committee. The Audit Committee is composed of Messrs. Henderson and McDade. The Audit Committee reviews the scope of the independent auditors' examinations of TARC's financial statements and receives and reviews their reports. The Audit Committee meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures, and initiates or supervises any special investigations it may choose to undertake.

     The Compensation Committee is composed of Messrs. Henderson and McDade. The Compensation Committee determines the nature and amount of compensation of TARC's executive officers.

DIRECTOR COMPENSATION

     Each director, other than John R. Stanley, receives an annual director's fee of $75,000, plus $750 for each board meeting and committee meeting attended (other than committee meetings held on the same day as board meetings).

ITEM 11. EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid during the fiscal years ended July 31, 1994 and 1995, the transition period ended January 31, 1996, and the fiscal year ended January 31, 1997 to TARC's Chief Executive Officer and each other executive officer of TARC whose total annual salary and bonus exceeded $100,000 in the fiscal year ended January 31, 1997:

                           SUMMARY COMPENSATION TABLE

        NAME AND PRINCIPAL POSITION          FISCAL   ANNUAL COMPENSATION        ALL OTHER
                  IN TARC                     YEAR          SALARY          COMPENSATION(A)(B)
        ---------------------------          ------   -------------------   -------------------
John R. Stanley(c).........................   1997         $397,117               $5,154
  Chief Executive Officer                     1996*         175,000                  807
                                              1995          350,000                4,620
                                              1994          350,000                4,620
Gary L. Karr...............................   1997         $140,192               $3,348
  Vice President of Refining                  1996*          67,500                  311
                                              1995          140,192                2,312
                                              1994          125,577                4,228
R. Glenn McGinnis..........................   1997         $233,653               $  727
  Vice President of Manufacturing             1996*         116,937                   --
                                              1995            8,654                   --
John R. Stanley, Jr........................   1997         $117,308               $3,519
  Vice President of Administration            1996*          63,750                2,231
                                              1995           94,058                2,270
                                              1994           75,162                2,255

---------------

 *  Six months ended January 31, 1996 (Transition Period)

(a) Certain of TARC's executive officers receive personal benefits in addition to salary and cash bonuses. The aggregate amount of the personal benefits, however, does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the named executive officer and accordingly has been excluded from the table.

(b) Reflects the amount contributed under the Savings Plan (as defined below).

(c) All amounts shown were paid by TransTexas.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     TARC's compensation committee is composed of Messrs. Henderson and McDade. During the year ended January 31, 1997, none of the members of the compensation committee was an officer or employee of TARC, and none had any relationship with TARC requiring disclosure under Item 404 of Regulation S-K. The TARC Notes Indenture prohibits TARC and any Guarantor under the TARC Notes from paying compensation to Mr. Stanley in excess of $1 million per year, in the aggregate.

SAVINGS PLAN

     TransAmerican maintains a long-term savings plan (the "Savings Plan") in which eligible employees of TARC and certain of its affiliates may elect to participate. Each employee becomes eligible to participate in the Savings Plan on January 1 or July 1 following the completion of one year of service with TARC or its participating affiliates and attainment of age 21. The Savings Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and contains a salary reduction arrangement described in Section 401(k) of the Code.

     Each participant may elect to reduce his compensation by a percentage equal to 2% to 15% and TARC will contribute that amount to the Savings Plan on a pre-tax basis on behalf of the participant. The Code limits the annual amount that a participant may elect to have contributed on his behalf on a pre-tax basis to the Savings Plan. For 1997, this limit is $9,500. TARC presently makes a matching contribution in an amount equal to 10%, 20%, or 50% of the amount elected to be contributed by each participant on a pre-tax basis, up to a maximum of 3% of each participant's compensation, depending on whether the employee has been a participant in the Savings Plan for one year, two years or three years. Each participant also may elect to contribute up to 10% of his compensation to the Savings Plan on an after-tax basis. The Code imposes nondiscrimination tests on contributions made to the Savings Plan pursuant to participant elections and on TARC's matching contributions, and limits amounts which may be allocated to a participant's Savings Plan account each year. In order to satisfy the nondiscrimination tests, contributions made on behalf of certain highly compensated employees (as defined in the Code) may be limited. Contributions made to the Savings Plan pursuant to participant elections and matching contributions are at all times 100% vested. Contributions to the Savings Plan are invested, according to specified investment options selected by the participants, in investment funds maintained by the trustee of the Savings Plan. Generally, a participant's vested benefits will be distributed from the Savings Plan as soon as administratively practicable following a participant's retirement, death, disability or other termination of employment. In addition, a participant may elect to withdraw his after-tax contributions from the Savings Plan prior to his termination of employment, and subject to certain strict limitations and exceptions, the Savings Plan provides for withdrawals of a participant's pre-tax contributions prior to a participant's termination of employment in the event of the participant's severe financial hardship or attainment of age 59 1/2. The Savings Plan may be amended or terminated by the Board of Directors of TARC. As of January 31, 1997, approximately 194 employees were eligible to participate in the Savings Plan, including Messrs. Karr, McGinnis and Stanley.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     TEC owns 30 million shares (100%) of TARC's outstanding shares of common stock. TEC's address is 1300 North Sam Houston Parkway East, Suite 200, Houston, Texas 77032. Pursuant to the TARC Notes Indenture, all shares of TARC's common stock are pledged as collateral and are held by the trustee under the TARC Notes Indenture, First Union National Bank.

     A foreclosure by the holders of TARC's debt securities on the shares of TARC's common stock, under certain circumstances, constitutes a "change of control" of TARC under the TARC Notes Indenture, which allows the holders thereof to require TARC to repurchase the TARC Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.
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ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     TransAmerican and its affiliates have provided TARC with substantially all of its corporate services requirements, including insurance, legal, accounting and treasury functions pursuant to a Services Agreement. TransAmerican and TransTexas charged TARC approximately $0.3 million, $0.2 million, $0.2 million and $0.1 million for the year ended January 31, 1997, the six months ended January 31, 1996 and the years ended July 31, 1995 and 1994, respectively, to cover its costs of providing these services, which management believes to be reasonable based on the limited services provided. Pursuant to this agreement, TARC is currently charged $26,000 per month for additional corporate services. In addition, third party charges incurred by TransAmerican and its affiliates have been charged directly or allocated to TARC on usage or other methods that management believes are reasonable. All significant transactions with affiliates are recorded in the payable to affiliates account.

     Southeast Louisiana Contractors of NORCO, Inc. ("Southeast Contractors"), a subsidiary of TransAmerican, provides construction personnel to TARC in connection with TARC's expansion and construction program. These construction workers are temporary employees, and the number and composition of the workforce will vary throughout TARC's expansion and construction program. Southeast Contractors charges TARC for the direct costs it incurs (which consist solely of employee payroll and benefits) plus administrative costs and fees of $1.2 million per year. Total labor costs charged by Southeast Contractors were approximately $14.1 million, $20.2 million and $15.5 million for the year ended January 31, 1997, the six months ended January 31, 1996 and the year ended July 31, 1995, respectively. Amounts payable to Southeast Contractors were $1.8 million and $2.3 million at January 31, 1997 and 1996, respectively. No labor costs were charged by Southeast Contractors in prior years.

     TARC purchases natural gas from TransTexas on an interruptible basis. The total cost of natural gas purchased for the year ended January 31, 1997, the six months ended January 31, 1996 and years end July 31, 1995 and 1994 was approximately $2.7 million, $1.4 million, $2.5 million and $2.3 million, respectively, of which approximately $2.7 million and $0.1 million was payable at January 31, 1997 and 1996.

     During 1995, TransAmerican acquired an office building which it subsequently sold to TransTexas in February 1996 for $4 million. In February 1996, TransAmerican advanced $4 million of the proceeds from this sale to TARC for working capital.

     In July 1996, TARC executed a promissory note to Trans American for up to $25 million. The note bears interest at a rate of 15% per annum, payable quarterly beginning October 31, 1996, and mature on July 31, 1998. As of January 31, 1997, the entire $25 million was outstanding under the note. On November 1, 1996, TARC executed an additional $25 million promissory note to TransAmerican which bears interest at 15% per annum, payable quarterly beginning December 31, 1996, and which matures on September 30, 1998 (together with the first promissory note, the "TransAmerican Notes"). At January 1, 1997, TARC had approximately $44.4 million outstanding under the TransAmerican Notes. TransAmerican has waived any default occurring as a result of TARC's failure to make the scheduled interest payment provided for in these notes. In February 1997, the November 1996 promissory note was replaced with a $50 million note bearing interest at an annual rate of 15% and which matures on July 31, 2002. Interest payments are due quarterly commencing on April 30, 1997. The debt represented by the new note is subordinate in right of payment to the TARC Notes. As of April 25, 1997, approximately $31.4 million had been advanced under the new note.

     Prior to the sale of the TARC Notes, TARC participated in TransAmerican's centralized cash management program. Funds required by TARC for daily operations and capital expenditures were advanced by TransAmerican. In October 1994, TransAmerican sold 5.25 million shares of TransTexas common stock. TransAmerican advanced approximately $50 million of the proceeds from these stock sales to TARC, of which approximately $20 million was used by TARC to repay a portion of the intercompany debt owed to TransAmerican, and the remaining $30 million was used for working capital and general corporate purposes. TARC used approximately $30 million of the net proceeds of the sale of the TARC Notes to repay additional other intercompany debt to TransAmerican. TransAmerican contributed to the capital of TARC (through TEC) all but $10 million of the remainder of TARC's intercompany debt owed to TransAmerican. In April 1995, TARC repaid the remaining $10 million of intercompany indebtedness owed to TransAmerican.

In August 1995, TARC received an advance of $3 million from TransTexas which TARC used to settle its remaining portion of certain litigation. In September 1995, TARC received an advance of $1.7 million from TransAmerican which TARC used to purchase feedstock. In October 1995, TARC repaid these advances without interest. Additionally in October 1995, TARC received an advance of approximately $4 million from TransAmerican for working capital, which has not been repaid.

     In September 1995, TARC received an advance of $1 million from TransTexas which TARC used to purchase feedstock. This advance was repaid by TARC without interest. In December 1995, TARC advanced $1 million to TransTexas. This advance was repaid to TARC with interest.

     TransAmerican, its existing subsidiaries, including TARC, TEC and TransTexas, entered into a Tax Allocation Agreement, the general terms of which require TransAmerican and all of its subsidiaries to file federal income tax returns as members of a consolidated group to the extent permitted by law. Filing on a consolidated basis allows income and tax of one member to be offset by losses and credits of another and allows deferral of certain intercompany gains; however, each member is severally liable for the consolidated federal income tax liability of the consolidated group.

     The Tax Allocation Agreement requires each of TransAmerican's subsidiaries to pay to TransAmerican each year its allocable share of the federal income tax liabilities of the consolidated group ("Allocable Share"). The Tax Allocation Agreement provides for a reallocation of the group's consolidated federal income tax liabilities among the members if the IRS or the courts ultimately re-determine the group's regular tax or alternative minimum tax liability. In the event of an IRS audit or examination, the Tax Allocation Agreement generally gives TransAmerican the authority to compromise or settle disputes and to control litigation, subject to the approval of TARC, TEC or TransTexas, as the case may be, where such compromise or settlement affects the determination of the separate tax liability of that company.

     Under the Tax Allocation Agreement, each subsidiary's Allocable Share for each tax year will generally equal the amount of federal income tax it would have owed had it filed a separate federal income tax return for each year except that each subsidiary will be able to utilize net operating losses and credits of TransAmerican and the other members of the TransAmerican consolidated group effectively to defer payment of tax liabilities that it would have otherwise owed had it filed a separate federal income tax return. Each subsidiary will essentially pay the deferred taxes at the time TransAmerican (or the member whose losses or credits are utilized by such subsidiary) begins generating taxable income or tax. This will have the effect of deferring a portion of such subsidiary's tax liability to future years.

     The TARC Notes Indenture requires that, with certain exceptions, transactions between TARC and certain related parties be on terms no less favorable to TARC than would be available from an unrelated party and that are fair and reasonable to TARC. This standard will apply to future transactions, if any, with entities in which Mr. Stanley or members of his family may have an interest. A similar covenant is in the indentures governing the Notes issued by TransTexas.